Irene M. Latoa, Chief Financial Officer

Irene M. Latoa is the Chief Financial Officer of The Rock.com Group, Inc. Irene is a Certified Public Accountant in Australia with more than 20 years of corporate finance experience, including more than 10 years in key financial and managerial positions with Nestle Nespresso in Australia and Sin-gapore. In addition to being the Chief Financial Officer of Rock.com since 2015, Irene splits her time at First Class Accounts, a business she started in 2015. Prior to 2015, Irene was a Country Manager at Nestle Nespresso in Singapore from 2012 to 2013, Regional Finance & Control Manager at Nestle Nespresso Asia Regional Office from 2007 to 2011, and Finance & Control Manager at Nespresso Australia from 1995 to 2006. Irene has an excellent working knowledge of fast moving consumer goods, retail, mail-order and e-commerce businesses, along with extensive hands on experience in all aspects of financial operations, reporting, planning and control, from start-up (zero revenue) to more than $70 million annual revenue (across 5 countries).